FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	1–“2013 Half Year Results”

2–“Syngenta launches second trading line on SIX Swiss Exchange for the repurchase of registered shares”

Herewith we furnish press releases related to Syngenta AG. The full text of the press releases are the following:

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 24, 2013	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

Item 1

Basel, Switzerland, July 24, 2013

2013 Half Year Results

Continuing sales momentum

•	Sales $8.4 billion, up 2 percent

•	Underlying integrated sales excluding corn rootworm royalty 7 percent higher1

-	growth across all regions

•	Double digit growth in emerging markets

•	Lower royalty income, higher seeds production costs

•	EBITDA $2.2 billion: 3 percent lower, up 9 percent underlying

•	Earnings per share2 $15.92: 7 percent lower, up 9 percent underlying

	Reported Financial Highlights
	1st Half 2013 $m	1st Half 20123 $m	Actual %	CER1%
Sales	8,390	8,265	+2	+2
Operating income	1,792	1,821	-2
Net income4	1,409	1,487	-5

EBITDA	2,179	2,250	-3	-5
Earnings per share2	$15.92	$17.03	-7

All figures expressed as underlying exclude $256m corn rootworm trait royalty income in 2012.

1	Growth at constant exchange rates.

2	Excluding restructuring and impairment; EPS on a fully-diluted basis.

3	2012 stated after effect of accounting policy change for employee benefits.

4	Net income to shareholders of Syngenta AG (equivalent to diluted earnings per share of $15.23).

Mike Mack, Chief Executive Officer, said:

“I am pleased that we delivered underlying integrated sales growth of seven percent in the first half despite unfavorable weather and late planting in the northern hemisphere.  This reflects the success of full commercial integration and our ongoing expansion in emerging markets.  Underlying profitability improved despite higher seeds production costs, with price increases across all product lines and tight control of operating expenses.  New product launches demonstrated the power of our innovation and the scope of our integrated offers continues to expand.

“Our customers are becoming increasingly aware of the need for a broad toolbox encompassing chemistry and genetics in order to maximize yield and improve crop quality and reliability.  In the emerging markets, we continue to seek out opportunities to expand the range of technologies available to growers.  Africa represents a major opportunity in this respect and we have just announced the acquisition of the MRI white corn seed business in Zambia, which is a further step towards our goal of building a $1 billion business in Africa by 2022.  Our performance in the first half attests to our ability to achieve sustainable growth in both emerging and developed markets and reinforces our confidence in achieving integrated sales of $25 billion in 2020.”

Financial highlights 1st Half 2013

Sales $8.4 billion

Sales increased by two percent on both a reported and constant currency basis.  Underlying integrated sales, adjusted for corn rootworm trait revenue in 2012, were up seven percent (CER) with volume up four percent and prices three percent higher.

EBITDA $2.2 billion

Underlying EBITDA was up nine percent with an EBITDA margin of 26.0 percent (H1 2012: 24.9 percent).  Volume growth and price increases, together with further operational efficiency savings, more than offset higher seeds production costs and increased investment in R&D.  Reported EBITDA was three percent lower including a positive currency impact of $44 million.

Net financial expense and taxation

Net financial expense of $90 million was slightly higher (2012: $84 million).  The tax rate was 18 percent compared with 16 percent in 2012.

Net income $1.4 billion

Net income including restructuring and impairment was five percent lower.  Earnings per share, excluding restructuring and impairment, were seven percent lower at $15.92 but increased by nine percent on an underlying basis.

Cash flow and balance sheet

Free cash flow of $(359) million reflected a seasonal build-up of working capital in line with strong sales growth.  Average trade working capital as a percentage of sales was slightly higher at 37 percent compared with 36 percent in the first half of 2012. Fixed capital expenditure including intangibles was $274 million (H1 2012: $239 million); for the full year 2013 capital expenditure in the range of $700 to $750 million is expected.

Syngenta – July 24, 2013 / Page 2 of 45

Dividend and share repurchase

A dividend of CHF 9.50 per share (2012: CHF 8.00) was paid on April 30, representing a total payout of $921 million.

With effect from July 25 the company will open a second trading line on the SIX Swiss Exchange with a view to tactical share repurchases during the remainder of the year.

Business highlights 1st Half 2013

	Half Year		Growth		2nd Quarter		Growth
	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Europe, Africa, Middle East	3,165	3,008	+5	+6	1,229	1,249	-2	+1
North America	2,628	2,781	-5	-5	1,287	1,512	-15	-14
Latin America	1,174	1,043	+13	+12	606	546	+11	+10
Asia Pacific	1,057	997	+6	+8	532	467	+14	+16
Total integrated sales	8,024	7,829	+3	+3	3,654	3,774	-3	-2
Lawn and Garden1	366	436	-16	-14	166	187	-11	-8
Group sales	8,390	8,265	+2	+2	3,820	3,961	-4	-2

Integrated sales performance

•	Sales $8.0 billion, underlying sales up 7%

-	volume +4%, price +3%

•	EBITDA $2.1 billion (H1 2012: $2.2 billion)

•	EBITDA margin 26.2% (H1 2012: 28.0%)

Europe, Africa and the Middle East: A strong first quarter was followed by a cold wet spring which reduced the number of crop protection applications, particularly for fungicides in northern Europe.  Overall growth for the first half was driven by the CIS, France, Iberia and the emerging markets of South East Europe.  Performance in the CIS reflected the ongoing intensification of agriculture and Syngenta’s leading market position, with sunflower sales making a strong contribution.  Sunflower also drove growth in South East Europe.  In France the rapid expansion of AXIAL® on cereals and CALLISTO® on corn continued. The Iberian markets staged a strong recovery following last year’s drought and economic constraints.

North America: The reported decline in sales is due to the non-recurrence of milestone royalties for the 604 corn rootworm trait totaling $256 million in the first half of 2012.  Underlying sales were up four percent despite a delayed planting season due to cold weather.  Performance was strong across the crop protection portfolio with the largest contribution coming from seed care, reflecting the successful launch of VIBRANCE® on cereals, canola and soybean.  Seed sales were constrained by the drought of 2012 which reduced the availability of new traited hybrids.

1	Including impact of divestments.
All sales commentaries are at constant exchange rates.

Syngenta – July 24, 2013 / Page 3 of 45

Latin America: Strong sales growth in the low season was driven by Brazil and Argentina, where grower sentiment remains strong in a buoyant crop price environment.  Significant contributions came from sugar cane, seed care and corn seed, where new trait combinations are proving their success.  Demand for TOUCHDOWN® benefited from a shortage of glyphosate supply from competitors.  Sales in Venezuela were lower due to uncertain credit conditions following the change in government.

Asia Pacific: Growth accelerated in the second quarter, with a rebound from adverse weather in Australasia and good progress across the emerging markets, particularly Indonesia and Thailand.  In ASEAN GroMore™ protocols continued to expand on rice.  In South Asia an early monsoon contributed to double digit growth with particularly strong performances in corn and vegetables.  China saw broad-based growth with a notable contribution from AMISTAR®, with a new launch on rice.

Lawn and Garden performance

•	Sales $366 million, 14% lower

•	EBITDA $77 million (H1 2012: $57 million)

•	EBITDA margin 21.2% (H1 2012: 13.2%)

Sales excluding divestments and acquisitions were up four percent.  Developed markets saw modest comparable growth despite adverse weather and emerging markets expanded rapidly from a small base.  The divestments in 2012 were made in order to focus the business on elite genetics and high-value chemistry.  They have resulted in a significant improvement in profitability, in line with the target of a 20 percent full year EBITDA margin in 2015.

Acquisitions:  On July 3 Syngenta announced the acquisition of MRI Seed Zambia Ltd and MRI Agro Ltd, a leading developer, producer and distributor of white corn seed in Zambia.  By further developing and increasing the availability of the MRI white corn varieties in other East African markets, Syngenta plans to contribute to food security in the region.  The MRI distribution network will also facilitate the introduction of integrated offers including crop protection and seed care.

New partnerships:  In May Syngenta signed a Memorandum of Understanding (MOU) with the US Agency for International Development (USAID) to support agriculture and food security activities in Africa, Asia and Latin America.  Under the MOU, USAID and Syngenta will further collaborate in research and development and smallholder capacity building, working with key agriculture and food security partners.  Syngenta and USAID already work together in many countries.

In May Syngenta and DuPont signed a chemistry licensing agreement which gives Syngenta access to the active ingredient oxathiapiprolin which offers a different mode of action for disease control across a range of crops.  DuPont receives access to Syngenta’s Solatenol™ for certain mixtures in Brazil, which will contribute to maximizing market coverage for this product upon launch.

Crop pipelines:  At a crop update for Diverse Field Crops held in Krasnodar, Russia on July 9 - 11, Syngenta reaffirmed its target of over $2.2 billion in sales for these crops by 2020.  Key drivers will be sunflower intensification, particularly for the CIS, total farm integrated solutions in Canada and new seed care launches across crops.

Syngenta – July 24, 2013 / Page 4 of 45

Outlook

Mike Mack, Chief Executive Officer, said:

“For the second half of the year we expect an acceleration of underlying sales growth based on the positive outlook for Latin America and Asia Pacific.  In Latin America, we expect the high commodity price to encourage further investment in soybean, where we continue to have a leading market position underpinned by the increasing integration of our offers.  We also see ongoing expansion of the opportunity in sugar cane and significant further potential for our corn trait portfolio.  In Asia Pacific, we aim to expand our leadership position in the emerging markets, where strong growth is expected to continue.

“For the full year, we remain on track to deliver sales growth in line with our longer term objective.  We also expect to achieve growth in underlying earnings and to generate substantial free cash flow.  Looking further ahead, we maintain our target of an EBITDA margin in the range of 22 to 24 percent in 2015, and will focus on delivering sustained sales growth and further increases in profitability supported by cost efficiency and the leverage of our integrated offers.”

Syngenta – July 24, 2013 / Page 5 of 45

Crop Protection

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by product line	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Selective herbicides	1,985	1,922	+3	+4	974	1,010	-4	-2
Non-selective herbicides	746	597	+25	+26	444	363	+23	+23
Fungicides	1,783	1,732	+3	+4	857	831	+3	+4
Insecticides	72	872	-	+1	392	410	-4	-3
Seed care	581	484	+20	+20	202	170	+18	+19
Other crop protection	50	67	-26	-25	23	29	-20	-21
Total	6,017	5,674	+6	+7	2,892	2,813	+3	+4

Selective herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, FUSILADE®MAX, TOPIK®

A strong first quarter was followed by slightly lower sales in the second quarter as unfavorable weather in the northern hemisphere reduced applications.  Growth for the first half was driven by AXIAL® on cereals in France and Canada, resistance management solutions in the USA and the expansion of CALLISTO® in Europe.  Corn herbicides also performed well in Asia Pacific, where they are part of ‘First 45 day solutions’ enabling small scale growers to establish yield potential.

Non-selective herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

Growth was driven mainly by TOUCHDOWN®, notably in Latin America.  Strong demand and a shortage of supply from competitors resulted in significant volume and price gains.  Sales of GRAMOXONE® were also higher with increased demand in a number of ASEAN countries and in China.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, UNIX®

Growth was sustained throughout the first half despite fewer applications in Europe due to cold weather in the second quarter.  North American sales expanded rapidly in the second quarter with inventories resulting from the 2012 drought having been absorbed earlier in the year.  The new product SEGURIS® for cereals was successfully launched in Germany; it also recorded growth in Latin America and made initial sales in North East Asia.  Growth in AMISTAR® was driven by Brazil and by the emerging markets of Asia Pacific where fungicide adoption is expanding rapidly; in China sales were up by almost 50 percent following a new launch on rice.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales were driven by growth in Brazil: in Europe and Asia Pacific sales were slightly lower.  Globally the largest contribution came from the new product DURIVO®, sold in a variety of formulations across crops, which grew in all regions with sales up nearly 40 percent overall.  ACTARA® saw significant growth in Brazil.

Syngenta – July 24, 2013 / Page 6 of 45

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

The largest contribution to growth came from the new product VIBRANCE®, which achieved sales of over $80 million after its first launch in North America.  The product is sold in various formulations for cereals, canola and soybean.  CRUISER® also showed double digit growth driven by expansion in Brazil and across Asia Pacific; sales in China doubled.

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by region	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Europe, Africa, Middle East	2,204	2,132	+3	+4	937	966	-3	-1
North America	1,884	1,739	+8	+9	994	955	+4	+5
Latin America	1,029	926	+11	+11	529	497	+7	+6
Asia Pacific	900	877	+3	+5	432	395	+10	+12
Total	6,017	5,674	+6	+7	2,892	2,813	+3	+4

Seeds

	Half Year		Growth		2nd Quarter		Growth
Seeds by product line	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Corn and soybean	1,018	1,268	-20	-20	318	561	-43	-43
Diverse field crops	646	549	+18	+19	231	193	+20	+23
Vegetables	390	378	+3	+3	223	216	+3	+4
Total	2,054	2,195	-6	-6	772	970	-20	-19

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

The decline in reported sales is due to the non-recurrence of milestone royalties for the 604 corn rootworm trait totaling $256 million in the first half of 2012.  Underlying sales were slightly higher.  In the USA, drought constrained the availability of some hybrids; acres increased however for new traited offers including refuge-in-a-bag (RIB), ENOGEN® for corn ethanol and AGRISURE®ARTESIAN™ for water optimization.  Strong early season sales in Latin America also reflected the expansion of new trait offers.  In Asia Pacific, sales are being driven by intensification and the adoption of integrated solutions.

Diverse field crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales growth accelerated in the second quarter with an excellent performance by sunflower in the CIS and South East Europe.  Growth in these markets reflected favorable spring crop conditions, ongoing intensification and strong market recognition for Syngenta’s leading hybrids.  Sunflower also performed strongly in Argentina.  In Asia Pacific, where the business includes rice, sales more than doubled reflecting the acquisition of Devgen and the expansion of TEGRA® programs.  Sugar beet sales were lower in the CIS owing to an acreage reduction but grew significantly in China.

Syngenta – July 24, 2013 / Page 7 of 45

Vegetables: major brands DULCINEA®, ROGERS®, S&G®

The vegetables business is confirming its return to growth.  With economic recession still having some impact on consumption of high value fresh produce in developed countries, growth was driven by the emerging markets notably Latin America.  Sales also showed significant growth in South Asia, reflecting an early monsoon and the ability to capture value from leading hybrids for okra, tomato and cauliflower.

	Half Year		Growth		2nd Quarter		Growth
Seeds by region	2013 $m	2012 $m	Actual %	CER %	2013 $m	2012 $m	Actual %	CER %
Europe, Africa, Middle East	980	889	+10	+11	294	284	+3	+6
North America	754	1,053	-28	-28	294	557	-47	-47
Latin America	160	132	+21	+20	82	56	+46	+45
Asia Pacific	160	121	+31	+33	102	73	+39	+41
Total	2,054	2,195	-6	-6	772	970	-20	-19

A presentation illustrating the Half Year Results 2013 will be available on www.syngenta.com/hyr-2013 by 07:30 (CET).

Change of auditor

The Board of Directors on July 23, 2013 agreed to propose KPMG as auditor to Syngenta at the Annual General Meeting on April 29, 2014.  KPMG will replace EY (formerly Ernst & Young) which has held the role since 2002.

Announcements and meetings

Third quarter trading statement 2013	October 17, 2013
Crop update	December 4-6, 2013
Full year results 2013	February 5, 2014
First quarter trading statement 2014	April 16, 2014

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – July 24, 2013 / Page 8 of 45

Syngenta Group

Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as disclosed in Note 1 below.  They do not contain all of the information which IFRS would require for a complete set of financial statements and should be read in conjunction with the annual consolidated financial statements.

Condensed Consolidated Income Statement

For the six months ended June 30, ($m, except share and per share amounts)	2013	2012	1
Sales	8,390	8,265
Cost of goods sold	(4,312)	(4,069)
Gross profit	4,078	4,196
Marketing and distribution	(1,192)	(1,156)
Research and development	(701)	(613)
General and administrative:
Restructuring	(83)	(117)
Other general and administrative	(310)	(489)
Operating income	1,792	1,821
Income from associates and joint ventures	7	2
Financial expense, net	(90)	(84)
Income before taxes	1,709	1,739
Income tax expense	(297)	(252)
Net income	1,412	1,487
Attributable to:
Syngenta AG shareholders	1,409	1,487
Non-controlling interests	3	-
Net income	1,412	1,487
Earnings per share ($):
Basic	15.32	16.25
Diluted	15.23	16.17
Weighted average number of shares:
Basic	91,973,083	91,532,049
Diluted	92,504,931	91,989,343

All activities were in respect of continuing operations.

1     After effect of accounting policy change for employee benefits as described in Note 3.

Syngenta – July 24, 2013 / Page 9 of 45

Condensed Consolidated Statement of Comprehensive Income

For the six months ended June 30, ($m)	2013	2012	1
Net income	1,412	1,487
Components of other comprehensive income (OCI):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses)	(6)	21
Income tax relating to items that will not be reclassified to profit or loss	-	1
	(6)	22
Items that may be reclassified subsequently to profit or loss:
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges and other	(49)	(14)
Currency translation effects	(269)	(116)
Income tax relating to items that may be reclassified subsequently to profit or loss	(11)	8
	(329)	(122)
Total comprehensive income	1,077	1,387
Attributable to:
Syngenta AG shareholders	1,075	1,387
Non-controlling interests	2	-
Total comprehensive income	1,077	1,387

All activities were in respect of continuing operations.

Amounts reclassified from OCI to profit or loss, net of income tax, were not material for the six month periods ended June 30, 2013 and 2012.

1     After effect of accounting policy change for employee benefits as described in Note 3.

Syngenta – July 24, 2013 / Page 10 of 45

Condensed Consolidated Balance Sheet

($m)	June 30, 2013	June 30, 20121	December 31, 20121
Assets
Current assets:
Cash and cash equivalents	785	1,664	1,599
Trade receivables	5,647	5,277	3,191
Other accounts receivable	948	721	932
Inventories	4,652	3,759	4,734
Derivative and other financial assets	153	352	251
Other current assets	236	266	257
Total current assets	12,421	12,039	10,964
Non-current assets:
Property, plant and equipment	3,184	2,973	3,193
Intangible assets	3,367	2,736	3,501
Deferred tax assets	1,121	905	1,075
Financial and other non-current assets	721	750	705
Total non-current assets	8,393	7,364	8,474
Total assets	20,814	19,403	19,438
Liabilities and equity
Current liabilities:
Trade accounts payable	(4,170)	(3,688)	(3,409)
Current financial debt and other financial liabilities	(2,159)	(1,448)	(1,048)
Income taxes payable	(855)	(588)	(574)
Other current liabilities	(954)	(924)	(1,160)
Provisions	(233)	(344)	(236)
Total current liabilities	(8,371)	(6,992)	(6,427)
Non-current liabilities:
Financial debt and other non-current liabilities	(1,770)	(2,565)	(2,514)
Deferred tax liabilities	(814)	(734)	(871)
Provisions	(815)	(876)	(841)
Total non-current liabilities	(3,399)	(4,175)	(4,226)
Total liabilities	(11,770)	(11,167)	(10,653)
Equity:
Shareholders’ equity	(9,031)	(8,227)	(8,774)
Non-controlling interests	(13)	(9)	(11)
Total equity	(9,044)	(8,236)	(8,785)
Total liabilities and equity	(20,814)	(19,403)	(19,438)

1     After effect of accounting policy change for employee benefits as described in Note 3.

Syngenta – July 24, 2013 / Page 11 of 45

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, ($m)	2013	2012	1
Income before taxes	1,709	1,739
Reversal of non-cash items	418	603
Cash (paid)/received in respect of:
Interest and other financial receipts	142	176
Interest and other financial payments	(243)	(131)
Income taxes	(187)	(175)
Restructuring costs	(20)	(28)
Contributions to pension plans, excluding restructuring costs	(54)	(32)
Other provisions	(27)	(45)
Cash flow before change in net working capital	1,738	2,107
Change in net working capital:
Change in inventories	(35)	357
Change in trade and other working capital assets	(2,479)	(3,040)
Change in trade and other working capital liabilities	708	753
Cash flow (used for)/from operating activities	(68)	177
Additions to property, plant and equipment	(220)	(191)
Purchases of intangible assets, investments in associates and other financial assets	(54)	(48)
Proceeds from disposals of non-current assets	17	31
Cash flow from (purchases)/disposals of marketable securities, net	7	(16)
Acquisitions and divestments, net	2	46
Cash flow used for investing activities	(248)	(178)
Increases in third party interest-bearing debt	1,141	934
Repayments of third party interest-bearing debt	(721)	(190)
(Purchases)/sales of treasury shares and options over own shares, net	62	54
Acquisitions of non-controlling interests	(37)	-
Distributions paid to shareholders	(921)	(791)
Cash flow (used for)/from financing activities	(476)	7
Net effect of currency translation on cash and cash equivalents	(22)	(8)
Net change in cash and cash equivalents	(814)	(2)
Cash and cash equivalents at the beginning of the period	1,599	1,666
Cash and cash equivalents at the end of the period	785	1,664

1     After effect of accounting policy change for employee benefits as described in Note 3.

Syngenta – July 24, 2013 / Page 12 of 45

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
($m)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Non-controlling interests	Total equity
January 1, 20121	6	3,460	(682)	(149)	425	4,466	7,526	9	7,535
Net income1						1,487	1,487		1,487
OCI1				6	(130)	24	(100)		(100)
Total comprehensive income1	-	-	-	6	(130)	1,511	1,387	-	1,387
Share-based payments and income tax thereon			97			12	109		109
Distributions paid to shareholders						(791)	(791)		(791)
Share repurchases			(4)				(4)		(4)
June 30, 20121	6	3,460	(589)	(143)	295	5,198	8,227	9	8,236
January 1, 20131	6	3,437	(411)	(52)	499	5,295	8,774	11	8,785
Net income						1,409	1,409	3	1,412
OCI				(41)	(287)	(6)	(334)	(1)	(335)
Total comprehensive income	-	-	-	(41)	(287)	1,403	1,075	2	1,077
Share-based payments and income tax thereon			84			19	103		103
Distributions paid to shareholders						(921)	(921)		(921)
June 30, 2013	6	3,437	(327)	(93)	212	5,796	9,031	13	9,044

1     After effect of accounting policy change for employee benefits as described in Note 3.

A dividend of CHF 9.50 ($10.01) (2012: CHF 8.00 ($8.82)) per share was paid to Syngenta AG shareholders during the period.

Syngenta – July 24, 2013 / Page 13 of 45

Syngenta Group

Notes to Interim Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a world leading agribusiness operating in the Crop Protection, Seeds and Lawn and Garden markets. Crop Protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The Lawn and Garden business provides professional growers and consumers with flowers, turf and landscape products.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended June 30, 2013 and 2012 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  They have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and, except as disclosed in Note 3 below, with the accounting policies described in Note 2 to Syngenta’s 2012 annual consolidated financial statements.  Syngenta prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).  The condensed consolidated financial statements were authorized for issue by the Board of Directors on July 23, 2013.

The condensed consolidated financial statements are presented in United States dollars ($) as this is the major currency in which revenues are denominated.

Impairment losses recognized on goodwill and available-for-sale equity securities in interim financial statements are not reversed in the annual financial statements even if the decline in value which caused the impairment loss to be recognized has reversed by the end of the annual reporting period.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Seasonality of operations

The timing of Syngenta’s sales, profit and cash flows throughout the year is significantly influenced by seasonal factors.  Operating in the agriculture sector, sales of Syngenta’s products principally occur before and during the growing season.  Because many of Syngenta’s largest markets are in the northern hemisphere, which has a spring growing season, significantly more sales occur and profit is earned during the first half of the year than in the second half.  Collections of trade accounts receivable from customers in these northern hemisphere markets largely occur during the second half of the year.  As a result, operating cash flow typically is significantly lower during the first half of the year than during the second half.

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Note 3: Adoption of new IFRSs

Adoption of new IFRSs

Syngenta has adopted the following new or revised IFRSs from January 1, 2013, with the following effect. These IFRSs have not been early adopted and, except where stated otherwise, their adoption had no impact on these condensed consolidated financial statements:

IFRS 10, “Consolidated Financial Statements”, establishes the control concept as the sole criterion for consolidation, and clarifies that control is an investor’s ability to use its power over another entity to affect the variable returns derived from its involvement with that entity. Syngenta’s consolidation scope and the accounting treatment of its investments in other entities was unaffected by the adoption of  IFRS 10.

IFRS 11, “Joint Arrangements” contains revised guidance for distinguishing joint operations, where each party accounts for its own rights and obligations from jointly controlled entities, for which IFRS 11 requires the equity method of accounting. Syngenta previously applied the equity method to its jointly controlled entities in accordance with IAS 31, “Joint Ventures”, which has been replaced by IFRS 11. The accounting treatment of Syngenta’s joint arrangements was unaffected by the adoption of IFRS 11.

IFRS 12, “Disclosures of Interests in Other Entities”, requires additional disclosures in Syngenta’s annual consolidated financial statements.

IFRS 13, “Fair Value Measurement”, introduced guidance on how to measure fair value. As part of adopting IFRS 13, Syngenta is required to disclose additional information about the fair values of its financial assets and financial liabilities in its interim condensed consolidated financial statements. Please see Note 11 below for this information.

Syngenta has adopted the amendments in “Annual Improvements to IFRSs, 2009-2011 Cycle”, other than those which it had already early adopted in its 2012 consolidated financial statements.

“Disclosures – Offsetting Financial Assets and Financial Liabilities”, Amendments to IFRS 7, requires disclosures both about assets and liabilities that have been offset in the balance sheet and about amounts covered by conditional set-off rights which do not meet the criteria for offsetting. Please see Note 11 for information about set-off rights that apply to certain Syngenta financial assets and liabilities.

IAS 19, “Employee Benefits” (revised June 2011). The main changes which this revised IFRS introduces are as follows:

-	In respect of defined benefit post-employment plans and other post-retirement benefits:

-
actuarial gains and losses must be recognized in full in OCI. This was already Syngenta’s accounting policy, so adoption of this requirement has no impact on Syngenta’s condensed consolidated financial statements;

-
interest on the net recognized defined benefit asset or liability must be recognized in profit or loss, in place of the previously separate recognition of interest cost on the benefit obligation and of an expected return on plan assets. This change increased pre-tax benefit expense for the six months ended June 30, 2012 by $16 million, with a corresponding increase in actuarial gains recognized in OCI. Deferred income tax related to these amounts was also recognized;

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-
past service cost arising from plan amendments must be recognized in full in profit or loss in the period in which the plan amendment occurs, in place of the previous requirement to recognize such costs over the vesting period for the amended benefits. At June 30, 2012, Syngenta had a $14 million pre-tax liability for unrecognized past service gains (December 31, 2012: $12 million). Upon adoption of the revised IFRS, this past service gain has been recognized retrospectively by reducing pension liabilities and increasing retained earnings brought forward at January 1, 2012, and the related deferred income tax liabilities have been increased. The impact on Syngenta’s profit or loss for the six months ended June 30, 2012 was immaterial;

-
for plans requiring plan members to contribute to the cost of their benefits, actuarial calculations now allocate both employee contributions and gross benefits to accounting periods, rather than only the gross benefit before deducting member contributions as has previously been actuarial practice. For Syngenta’s Swiss pension plan, which has a cash balance benefit formula, this requirement reduced the amount recognized for its defined benefit obligation by $24 million at June 30, 2012, before related deferred income tax effects (December 31, 2012: $25 million). Syngenta has recognized this accounting change retrospectively in retained earnings brought forward at January 1, 2012. The related impact on Syngenta’s profit or loss for 2012 was immaterial. Syngenta believes the impact of this requirement on contributory plans with final salary benefit formulae, which include its UK pension plan, is immaterial. This point is the subject of a current IASB Exposure Draft that proposes a further amendment to IAS 19. Syngenta’s US pension and other post-employment plans are non-contributory and therefore will not be impacted by this requirement;

-	presentation requirements for changes in the recognized asset or liability have been revised and additional disclosures are required.

-
In respect of termination benefits, restructuring costs incurred to retain the services of employees during a transition period in excess of applicable legal minimums will now be expensed over the required retention period, instead of being recognized in full when the restructuring and the retention benefits are communicated to employees. The impact of adopting this requirement on restructuring expense and provisions for the periods presented in these condensed consolidated financial statements is immaterial.

The impact of adopting IAS 19, “Employee Benefits” (revised June 2011), has been applied retrospectively in accordance with IAS 8 and the effect on the comparative information presented for each financial statement line item is set out in the following tables. Except for the effect on the accounting for the 2013 amendment to Syngenta’s Swiss pension plan described in Note 6 below, the effect of adopting IAS 19 (revised June 2011) on each financial statement line item for the six months ended June 30, 2013 is not materially different from the effect on the respective financial statement line item for the six months ended June 30, 2012.

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Changes to interim condensed consolidated income statement

For the six months ended June 30, ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Sales	8,265	-	8,265
Cost of goods sold	(4,066)	(3)	(4,069)
Gross profit	4,199	(3)	4,196
Marketing and distribution	(1,154)	(2)	(1,156)
Research and development	(611)	(2)	(613)
General and administrative	(595)	(11)	(606)
Operating income	1,839	(18)	1,821
Income from associates and joint ventures	2	-	2
Financial expense, net	(84)	-	(84)
Income before taxes	1,757	(18)	1,739
Income tax expense	(257)	5	(252)
Net income1	1,500	(13)	1,487
Earnings per share ($):
Basic	16.39	(0.14)	16.25
Diluted	16.31	(0.14)	16.17

Changes to interim condensed consolidated statement of comprehensive income

For the six months ended June 30, ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Net income	1,500	(13)	1,487
Components of other comprehensive income (OCI):
Items that will not be reclassified to profit or loss:
Actuarial gains	5	16	21
Income tax relating to items that will not be reclassified to profit or loss	6	(5)	1
	11	11	22
Items that may be reclassified subsequently to profit or loss	(122)	-	(122)
Total comprehensive income1	1,389	(2)	1,387

1     All attributable to Syngenta AG shareholders.

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Changes to interim condensed consolidated balance sheet

At June 30, ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Assets
Total assets	19,403	-	19,403
Liabilities and equity
Total current liabilities	(6,992)	-	(6,992)
Non-current liabilities:
Deferred tax liabilities	(726)	(8)	(734)
Provisions	(914)	38	(876)
Other non-current liabilities	(2,565)	-	(2,565)
Total non-current liabilities	(4,205)	30	(4,175)
Total liabilities	(11,197)	30	(11,167)
Equity:
Shareholders’ equity	(8,197)	(30)	(8,227)
Non-controlling interests	(9)	-	(9)
Total equity	(8,206)	(30)	(8,236)
Total liabilities and equity	(19,403)	-	(19,403)

Changes to condensed consolidated balance sheet

At December 31, ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Assets
Total current assets	10,964	-	10,964
Non-current assets:
Deferred tax assets	1,075	-	1,075
Other non-current financial assets	668	37	705
Other non-current assets	6,694	-	6,694
Total non-current assets	8,437	37	8,474
Total assets	19,401	37	19,438
Liabilities and equity
Total current liabilities	(6,427)	-	(6,427)
Non-current liabilities:
Deferred tax liabilities	(863)	(8)	(871)
Provisions	(841)	-	(841)
Other non-current liabilities	(2,514)	-	(2,514)
Total non-current liabilities	(4,218)	(8)	(4,226)
Total liabilities	(10,645)	(8)	(10,653)
Equity:
Shareholders’ equity	(8,745)	(29)	(8,774)
Non-controlling interests	(11)	-	(11)
Total equity	(8,756)	(29)	(8,785)
Total liabilities and equity	(19,401)	(37)	(19,438)

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Changes to interim condensed consolidated cash flow statement

For the six months ended June 30, ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Income before taxes	1,757	(18)	1,739
Reversal of non-cash items	585	18	603

Cash flow from operating activities	177	-	177

Changes to equity

At January 1, 2012 ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Retained earnings	(4,434)	(32)	(4,466)

Shareholders’ equity	(7,494)	(32)	(7,526)
Non-controlling interests	(9)	-	(9)
Total equity	(7,503)	(32)	(7,535)

New IFRSs which Syngenta has not yet adopted

The following new or revised IFRSs relevant to the Syngenta Group have not yet been adopted by Syngenta. Except where stated otherwise, Syngenta is still assessing the impact of these new IFRSs and does not intend to adopt them early:

IFRS 9, “Financial Instruments”, issued in November 2009 and October 2010 and amended in December 2011, represents the published part of a larger IFRS which the IASB is developing. It contains new measurement and classification rules for financial assets and financial liabilities. The currently published version of IFRS 9 requires adoption by January 1, 2015 at the latest. Given the IASB’s stated intention to publish further parts of, and amendments to, IFRS 9 before that date, Syngenta has not yet decided whether to adopt IFRS 9 early.

“Investment Entities”, (Amendments to IFRS 10, IFRS 12 and IAS 27), published in October 2012, must be applied with effect from January 1, 2014. The Amendments require a parent company that is an investment entity to account for its investments in subsidiaries at fair value through profit or loss, instead of consolidating them. Syngenta is not an investment entity as defined by the Amendments.

“Offsetting Financial Assets and Financial Liabilities”, Amendments to IAS 32, permits financial assets and financial liabilities to be offset against each other for balance sheet presentation only where a currently existing, legally enforceable, unconditional right of offset applies to all counterparties of the financial instruments in all situations, including both normal operations and insolvency. Syngenta must adopt the amendments retrospectively from January 1, 2014.

“Recoverable Amount Disclosures for Non-Financial Assets”, Amendments to IAS 36, was published in May 2013 and must be applied retrospectively from January 1, 2014.

IFRIC 21, “Levies”, was published in May 2013 and contains guidance on when a liability should be recognized in respect of government levies in accordance with IAS 37. IFRIC 21 must be applied retrospectively from January 1, 2014.

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“Novation of Derivatives and Continuation of Hedge Accounting”, Amendments to IAS 39, was published in June 2013 and clarifies that, subject to certain conditions, hedge accounting need not be discontinued when existing derivative contracts are novated to a different counterparty as a consequence of laws and regulations. Adoption of the amendments is required retrospectively from January 1, 2014. Syngenta has not yet decided whether to adopt the Amendments early.

Note 4: Business combinations, divestments and other significant transactions

Six months ended June 30, 2013

On January 28, 2013 and March 6, 2013, Syngenta acquired the remaining equity interests in deVGen N.V. (“Devgen”) that it did not already own after its initial takeover offer was settled in December 2012. Cash paid for these non-controlling interests was $37 million and was accounted for as a settlement of the liability Syngenta had recognized for non-controlling shareholders’ put rights at December 31, 2012.  This amount is shown as cash flows used for financing activities in the condensed consolidated cash flow statement.

As disclosed in its 2012 annual consolidated financial statements, Syngenta acquired Sunfield Seeds Inc. (“Sunfield”), a US based provider of sunflower seeds production and processing services, in November 2012. Goodwill on this acquisition was $31 million and mainly represents the benefits to Syngenta of integrating Sunfield’s additional production and processing into Syngenta’s operations. Syngenta does not expect to be able to claim a tax deduction for this goodwill. The unallocated purchase price at December 31, 2012 has been provisionally allocated and the assets and liabilities recognized in respect of Sunfield have changed as follows compared with December 31, 2012:

($m)
Trade receivables and other assets	36
Intangible assets	14
Deferred tax and other liabilities	(46)
Net assets acquired	4

The changes in the fair values of the net assets acquired and the goodwill recognized are not considered material to the 2012 consolidated financial statements and therefore the consolidated balance sheet at December 31, 2012 has not been restated.

The accounting for the acquisitions of Pasteuria Bioscience Inc. (“Pasteuria”) and Devgen, in November and December 2012, respectively, remains provisional in respect of the deferred tax assets recognized for the estimated unused tax loss carryforwards at the acquisition date because the amount of those tax loss carryforwards is in the process of being finalized. Syngenta has made no adjustments to the assets, liabilities, acquisition date fair value of contingent consideration or goodwill for those acquisitions during the six months ended June 30, 2013.

Payments, receipts and changes in estimates of deferred and contingent consideration related to acquisitions and divestments completed in prior periods were not material.

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Six months ended June 30, 2012

During the six month period ended June 30, 2012, Pioneer Hi-Bred International Inc. (“Pioneer”) received U.S. EPA approval for a seed stack containing the MIR604 trait licensed by Syngenta to Pioneer. As a result, it became virtually certain that Syngenta would receive additional contractual minimum consideration with a present value of approximately $200 million. This amount was recognized as royalty revenue in the six month period ended June 30, 2012 and was receivable in cash over the period to October 2016.

On June 11, 2012, Syngenta divested the Fafard peat unit of its Lawn and Garden business to Sun Gro Horticulture Ltd. on a cash and debt free basis. The income statement and cash flow effects of the transaction were reported in Restructuring within General and administrative and in Acquisitions and divestments, net, respectively.

Acquisition payments of $15 million in the six months ended June 30, 2012 comprised contingent and deferred consideration related to several acquisitions completed in prior periods.

Movements in goodwill

For the six months ended June 30, ($m)	2013	2012
Cost:
January 1	1,923	1,598
Additions from business combinations	32	11
Reductions from business divestments	-	(4)
Currency translation effects	(18)	(6)
June 30	1,937	1,599

Accumulated amortization and impairment losses:
January 1	280	279
Reductions from business divestments	-	(4)
Currency translation effects	(4)	-
June 30	276	275
Net book value, June 30	1,661	1,324

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Note 5: Segmental information

Syngenta is organized on a worldwide basis into five operating segments: the four geographic regions, comprising the integrated crop protection and seeds business, and the global Lawn and Garden business. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional.

No operating segments have been aggregated to form the above reportable segments.

For the six months ended June 30, 2013 ($m)	EAME1	North America	Latin America	Asia Pacific	Non-regional	Total integrated	Lawn and Garden	Group
Segment sales	3,165	2,628	1,174	1,057	-	8,024	366	8,390
Cost of goods sold	(1,457)	(1,407)	(659)	(572)	(45)	(4,140)	(172)	(4,312)
Gross profit	1,708	1,221	515	485	(45)	3,884	194	4,078
Marketing and distribution	(340)	(282)	(285)	(162)	(35)	(1,104)	(88)	(1,192)
Research and development	-	-	-	-	(672)	(672)	(29)	(701)
General and administrative	(80)	(42)	(40)	(30)	(178)	(370)	(23)	(393)
Operating income/(loss)	1,288	897	190	293	(930)	1,738	54	1,792
Income from associates and joint ventures								7
Financial expense, net								(90)
Income before taxes								1,709
For the six months ended June 30, 20122 ($m)	EAME1	North America	Latin America	Asia Pacific	Non-regional	Total integrated	Lawn and Garden	Group
Segment sales	3,008	2,781	1,043	997	-	7,829	436	8,265
Cost of goods sold	(1,400)	(1,264)	(586)	(524)	(67)	(3,841)	(228)	(4,069)
Gross profit	1,608	1,517	457	473	(67)	3,988	208	4,196
Marketing and distribution	(325)	(300)	(233)	(148)	(42)	(1,048)	(108)	(1,156)
Research and development	-	-	-	-	(584)	(584)	(29)	(613)
General and administrative	(91)	(133)	(68)	(30)	(249)	(571)	(35)	(606)
Operating income/(loss)	1,192	1,084	156	295	(942)	1,785	36	1,821
Income from associates and joint ventures								2
Financial expense, net								(84)
Income before taxes								1,739

1	EAME: Europe, Africa and Middle East.

2	After effect of accounting policy change for employee benefits as described in Note 3. $15 million expense allocated to Non-regional, $2 million to North America, $1 million to Lawn and Garden.

All activities were in respect of continuing operations.

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Note 6: General and administrative

In May 2013, the Board of Trustees of Syngenta’s Swiss pension plan adopted revised rules for the plan. The principal change has aligned the required annuity conversion rates for retirement benefits more closely with current actuarial rates. This reduced Syngenta’s defined benefit obligation. Syngenta has accounted for the changes as a plan amendment, in accordance with IAS 19 (revised June 2011). Based on an actuarial valuation at the date of the change, Syngenta has recognized an estimated past service gain of approximately $35 million. This amount has been recognized in full within General and administrative for the six months ended June 30, 2013 because no meaningful allocation of the gain by function is possible. The valuation discount rate used to measure the defined benefit obligation was 2.0 percent (December 31, 2012: 2.0 percent) and the only change in other valuation assumptions compared with December 31, 2012 was to reflect the impact of the revised rules on retirement age. If the previous version of IAS 19 had still been applied, Syngenta estimates that the past service gain amount recognized in the six months ended June 30, 2013 would have been greater, mainly because of the impact of different requirements for recognizing vesting conditions associated with the changes.

As a result of the settlement of litigation related to the herbicide atrazine, a net expense of $80 million was recognized within General and administrative during the six month period ended June 30, 2012.

General and administrative includes gains of $4 million (2012: losses of $12 million) on hedges of forecast transactions, which were recognized during the period.

Note 7: Restructuring

For the six months ended June 30, ($m)	2013	2012
Operational efficiency programs:
Cash costs	16	32
Non-cash impairment costs	-	1

Integrated crop strategy programs:
Cash costs	26	51

Acquisitions and divestments:
Cash costs	11	6
Non-cash items
Reversal of inventory step-ups	-	4
Reacquired rights	7	7
Divestment losses	3	15

Other non-cash restructuring and impairment:
Exceptional inventory write-downs	6	-
Other non-current asset impairments	14	5
Total restructuring1	83	121
1	$nil (2012: $4 million) is included within Cost of goods sold.

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Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Six months ended June 30, 2013

Operational efficiency programs

Operational efficiency cash costs of $16 million include $11 million of costs related to the completion of the projects to standardize and consolidate global back office operations. A further $5 million of charges were incurred for various projects including restructuring at the corporate headquarters and outsourcing of information systems.

Integrated crop strategy programs

Cash costs of $26 million include $9 million for information system infrastructure projects, $11 million of charges for consultancy and advisory services, re-training of employees and project management, and $6 million of other costs.

Acquisitions and divestments

Cash costs of $11 million include $7 million incurred to integrate previous acquisitions and $4 million of charges related to uncompleted transactions.

As part of the Greenleaf acquisition in 2010, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, the reacquired rights were recognized as an intangible asset and are being amortized over the remaining term of the original license contract, three years. Divestment losses consist of closing adjustments to the fair value of the consideration on the 2012 divestments of the SHS Horticultural Services business and the Fafard peat unit.

Other non-cash restructuring and impairment

Exceptional inventory write-downs of $6 million were made in connection with the restructuring of the Flowers product range. Other non-current asset impairments include $8 million for the impairment of an available-for-sale financial asset and $6 million for the impairment of a trademark, which will be phased out during 2013.

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Six months ended June 30, 2012

Operational efficiency programs

Operational efficiency cash costs of $26 million were incurred in the regions for the standardization and consolidation of back office operations, which continued in 2012. $6 million of other operational efficiency charges included charges for project management, standard process design and restructuring in the corporate headquarters.

Integrated crop strategy programs

Cash costs of $18 million were incurred for the continuing integration of commercial operations of sales and marketing teams in the regions. $30 million was charged to the regions for support function projects, including $13 million for severance and pension costs and $17 million for developing and supporting the strategic transition, process re-design, consultancy and advisory services, retention, relocation, and re-training of employees, and project management. $3 million of costs related to restructuring the organization of the global Research and Development function.

Acquisitions and divestments

Acquisition and integration cash costs related mainly to uncompleted transactions. Reversal of inventory step-ups related to the acquisitions of Maribo Seeds, the Pybas and Synergene lettuce companies and the buy-out of the Greenleaf non-controlling interest. Amortization of reacquired rights related to exclusive licensing rights that Syngenta had previously granted to Greenleaf, which were reacquired as part of the Greenleaf acquisition. Divestment losses were incurred on the divestment of the Fafard peat unit.

Other non-cash restructuring and impairment

Impairment charges related to the write-down of land in the USA that was acquired as part of a business combination.

Note 8: Non-cash items included in income before taxes

For the six months ended June 30, ($m)	2013	2012	1
Depreciation, amortization and impairment of:
Property, plant and equipment	164	170
Intangible assets	146	149
Financial assets	8	-
Deferred revenue and other gains and losses	(21)	(20)
Charges in respect of equity-settled share based compensation	34	40
Charges in respect of provisions, net	25	175
Financial expense, net	90	84
(Gains)/losses on hedges reported in operating income	(21)	7
Share of income from associates	(7)	(2)
Total	418	603

1     After effect of accounting policy change for employee benefits as described in Note 3.

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Note 9:  Principal currency translation rates

As an international business selling in over 100 countries and having major manufacturing and research and development facilities in Switzerland, the UK, the USA and India, movements in currencies impact Syngenta’s business performance.  The principal currencies and exchange rates against the US dollar used in preparing the condensed consolidated financial statements were as follows:

		Average six months ended June 30,		June 30,	June 30,	December 31,
Per $		2013	2012	2013	2012	2012
Swiss franc	CHF	0.93	0.92	0.95	0.96	0.92
British pound	GBP	0.65	0.63	0.66	0.64	0.62
Euro	EUR	0.76	0.76	0.77	0.80	0.76
Brazilian real	BRL	2.03	1.84	2.22	2.02	2.05

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 10:  Issuances, repurchases and repayments of debt and equity securities

Six months ended June 30, 2013

During the six months ended June 30, 2013, there were no share repurchases and no treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

During the six months ended June 30, 2013, a CHF bond with principal of CHF 500 million was fully repaid at maturity.

Six months ended June 30, 2012

During the six months ended June 30, 2012, Syngenta repurchased 13,500 of its own shares at a cost of $4 million, relating to the share repurchase program announced in February 2012. No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

During the six months ended June 30, 2012, Syngenta issued $750 million in US dollar denominated bonds, comprising a $500 million bond with an interest rate of 3.125 percent and a ten year maturity, and a $250 million bond with an interest rate of 4.375 percent and a thirty year maturity.

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Note 11:  Financial instruments

The following table shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and a reconciliation to where they are presented on the balance sheet at June 30, 2013. The fair value hierarchy is shown for those financial assets and liabilities that are carried at fair value in the condensed consolidated balance sheet.

	Carrying amount (based on measurement basis)
At June 30, 2013 ($m)	Fair value level 1	Fair value level 2	Total
Trade receivables, net:
Designated at fair value through profit and loss	-	59	59
Loans and receivables			5,588
Total			5,647
Derivative and other financial assets:
Derivative financial assets	7	115	122
Loans and receivables			31
Total			153
Financial and other non-current assets:
Available-for-sale financial assets	5	73	78
Designated at fair value through profit and loss	-	20	20
Derivative financial assets – non-current	-	3	3
Loans and receivables			277
Other, not carried at fair value			343
Total			721
Current financial debt and other financial liabilities:
Derivative financial liabilities - current	-	165	165
Measured at amortized cost			1,994
Total			2,159

The levels of fair value hierarchy used above are defined as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The valuation techniques and inputs used by Syngenta to derive level 2 fair value measurements of the above financial assets and liabilities are as described in Note 2 to Syngenta’s 2012 annual consolidated financial statements.

Syngenta – July 24, 2013 / Page 27 of 45

The fair value of unquoted equity securities is not material. There were no transfers during the six month period ended June 30, 2013 between level 1 and level 2 of the fair value hierarchy; between the fair value and amortized cost categories; nor into or out of level 3 of the fair value hierarchy.

The following tables show the effect of set off rights that apply to financial assets and liabilities subject to enforceable master netting or similar arrangements. These arrangements consist of International Swaps and Derivatives Association (ISDA) master agreements between Syngenta and its derivative counterparties, and for certain derivative positions, Credit Support Annex (CSA) contracts under which cash is exchanged as collateral. Syngenta’s rights under these arrangements would become enforceable in the event of a future default of the respective counterparty.

				Related amounts not set off
At June 30, 2013 ($m)	Financial assets (gross)	Offsetting Financial liabilities (gross)	Financial assets (net)	Financial instruments	Cash collateral received	Net
Derivatives	125	-	125	(125)	-	-

				Related amounts not set off
At June 30, 2013 ($m)	Financial liabilities (gross)	Offsetting financial assets (gross)	Financial liabilities (net)	Financial instruments	Cash collateral pledged	Net
Derivatives	165	-	165	(125)	(31)	9

				Related amounts not set off
At December 31, 2012 ($m)	Financial assets (gross)	Offsetting Financial liabilities (gross)	Financial assets (net)	Financial instruments	Cash collateral received	Net
Derivatives	223	-	223	(78)	(21)	124

				Related amounts not set off
At December 31, 2012 ($m)	Financial liabilities (gross)	Offsetting financial assets (gross)	Financial liabilities (net)	Financial instruments	Cash collateral pledged	Net
Derivatives	119	-	119	(78)	(41)	-

Note 12:  Commitments and contingencies

There was no significant change in the total amount of commitments and contingencies at June 30, 2013, compared with December 31, 2012.

Note 13:  Subsequent events

On July 3, 2013, Syngenta announced that it has agreed to acquire MRI Seed Zambia Ltd and MRI Agro Ltd (“MRI”), a leading developer, producer and distributor of white corn seed in Zambia. The transaction is subject to regulatory approvals and is expected to close by the end of 2013.

Syngenta – July 24, 2013 / Page 28 of 45

Supplementary financial information

2012 supplementary financial information is presented after the effect of adoption of IAS 19, “Employee Benefits” (revised June 2011), described in Note 3 to Syngenta’s interim condensed consolidated financial statements.

Financial summary

	Ex Restructuring and impairment1		Restructuring and impairment		As reported under IFRS
For the six months ended June 30, ($m)	2013	2012	2013	2012	2013	2012
Sales	8,390	8,265	-	-	8,390	8,265
Gross profit	4,078	4,200	-	(4)	4,078	4,196
Marketing and distribution	(1,192)	(1,156)	-	-	(1,192)	(1,156)
Research and development	(701)	(613)	-	-	(701)	(613)
General and administrative	(310)	(489)	(83)	(117)	(393)	(606)
Operating income	1,875	1,942	(83)	(121)	1,792	1,821
Income before taxes	1,792	1,860	(83)	(121)	1,709	1,739
Income tax expense	(316)	(294)	19	42	(297)	(252)
Net income	1,476	1,566	(64)	(79)	1,412	1,487
Attributable to non-controlling interests	(3)	-	-	-	(3)	-
Attributable to Syngenta AG shareholders	1,473	1,566	(64)	(79)	1,409	1,487
Earnings/(loss) per share ($)2
Basic	16.02	17.11	(0.70)	(0.86)	15.32	16.25
Diluted	15.92	17.03	(0.69)	(0.86)	15.23	16.17

	2013	2012	2013 CER3
Gross profit margin excl. restructuring and impairment	48.6%	50.8%	48.4%
EBITDA4	2,179	2,250
EBITDA margin	26.0%	27.2%	25.2%
Tax rate on results excl. restructuring and impairment	18%	16%
Free cash flow5	(359)	(34)
Trade working capital to sales6	43%	39%
Debt/equity gearing7	33%	24%
Net debt7	2,978	1,937

1
For further analysis of restructuring and impairment charges, see Note 7 on page 23.  Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

2
The weighted average number of ordinary shares in issue used to calculate earnings per share are as follows:  For 2013 basic EPS 91,973,083 and diluted 92,504,931; for 2012 basic EPS 91,532,049 and diluted EPS 91,989,343.

3	For a description of CER see Appendix A on page 36.

4	EBITDA is defined in Appendix B on page 36.

5	For a description of free cash flow, see Appendix D on page 38.

6	Period end trade working capital as a percentage of twelve-month sales, see Appendix E on page 38.

7	For a description of net debt and the calculation of debt/equity gearing, see Appendix F on page 39.

Syngenta – July 24, 2013 / Page 29 of 45

Half year segmental results excluding restructuring and impairment

Group	For the six months ended June 30,
($m)	2013	2012	CER %
Third party sales	8,390	8,265	+2
Gross profit	4,078	4,200	-3
Marketing and distribution	(1,192)	(1,156)	-5
Research and development	(701)	(613)	-16
General and administrative	(310)	(489)	+31
Operating income	1,875	1,942	-6
Depreciation, amortization and impairment	297	306
Income from associates and joint ventures	7	2
EBITDA	2,179	2,250	-5
EBITDA margin (%)	26.0	27.2

Total integrated ($m)
Third party sales	8,024	7,829	+3
Gross profit	3,884	3,992	-2
Marketing and distribution	(1,104)	(1,048)	-8
Research and development	(672)	(584)	-17
General and administrative	(296)	(463)	+30
Operating income	1,812	1,897	-7
Depreciation, amortization and impairment	283	294
Income from associates and joint ventures	7	2
EBITDA	2,102	2,193	-6
EBITDA margin (%)	26.2	28.0

Lawn and Garden ($m)
Third party sales	366	436	-14
Gross profit	194	208	-4
Marketing and distribution	(88)	(108)	+17
Research and development	(29)	(29)	-3
General and administrative	(14)	(26)	+47
Operating income	63	45	+51
Depreciation, amortization and impairment	14	12
EBITDA	77	57	+41
EBITDA margin (%)	21.2	13.2

Syngenta – July 24, 2013 / Page 30 of 45

Half year segmental results excluding restructuring and impairment: continued

Europe, Africa and Middle East	For the six months ended June 30,
($m)	2013	2012	CER %
Third party sales	3,165	3,008	+6
Gross profit	1,708	1,611	+7
Marketing and distribution	(340)	(325)	-5
General and administrative	(75)	(77)	+1
Operating income	1,293	1,209	+8

North America ($m)
Third party sales	2,628	2,781	-5
Gross profit	1,221	1,518	-19
Marketing and distribution	(282)	(300)	+6
General and administrative	(24)	(126)	+80
Operating income	915	1,092	-16

Latin America ($m)
Third party sales	1,174	1,043	+12
Gross profit	515	457	+7
Marketing and distribution	(285)	(233)	-29
General and administrative	(36)	(59)	+36
Operating income	194	165	-10

Asia Pacific ($m)
Third party sales	1,057	997	+8
Gross profit	485	473	+6
Marketing and distribution	(162)	(148)	-13
General and administrative	(28)	(23)	-23
Operating income	295	302	+1

Syngenta – July 24, 2013 / Page 31 of 45

Half year sales

	For the six months ended June 30,
($m)	2013	2012	Actual %	CER %
Group sales
Europe, Africa and Middle East	3,165	3,008	+5	+6
North America	2,628	2,781	-5	-5
Latin America	1,174	1,043	+13	+12
Asia Pacific	1,057	997	+6	+8
Total integrated sales	8,024	7,829	+3	+3
Lawn and Garden	366	436	-16	-14
Group sales	8,390	8,265	+2	+2
Crop Protection by region
Europe, Africa and Middle East	2,204	2,132	+3	+4
North America	1,884	1,739	+8	+9
Latin America	1,029	926	+11	+11
Asia Pacific	900	877	+3	+5
Total	6,017	5,674	+6	+7

Seeds by region
Europe, Africa and Middle East	980	889	+10	+11
North America	754	1,053	-28	-28
Latin America	160	132	+21	+20
Asia Pacific	160	121	+31	+33
Total	2,054	2,195	-6	-6

Sales by business
Crop Protection	6,017	5,674	+6	+7
Seeds	2,054	2,195	-6	-6
Elimination of Crop Protection sales to Seeds	(47)	(40)	n/a	n/a
Total integrated sales	8,024	7,829	+3	+3
Lawn and Garden	366	436	-16	-14
Group sales	8,390	8,265	+2	+2

Syngenta – July 24, 2013 / Page 32 of 45

Half year product line sales

	For the six months ended June 30,
($m)	2013	2012	Actual %	CER %
Selective herbicides	1,985	1,922	+3	+4
Non-selective herbicides	746	597	+25	+26
Fungicides	1,783	1,732	+3	+4
Insecticides	872	872	-	+1
Seed care	581	484	+20	+20
Other crop protection	50	67	-26	-25
Total Crop Protection	6,017	5,674	+6	+7
Corn and soybean	1,018	1,268	-20	-20
Diverse field crops	646	549	+18	+19
Vegetables	390	378	+3	+3
Total Seeds	2,054	2,195	-6	-6
Elimination of Crop Protection sales to Seeds	(47)	(40)	n/a	n/a
Lawn and Garden	366	436	-16	-14
Group sales	8,390	8,265	+2	+2

Syngenta – July 24, 2013 / Page 33 of 45

Second quarter sales

	2nd Quarter
($m)	2013	2012	Actual %	CER %
Group sales
Europe, Africa and Middle East	1,229	1,249	-2	+1
North America	1,287	1,512	-15	-14
Latin America	606	546	+11	+10
Asia Pacific	532	467	+14	+16
Total integrated sales	3,654	3,774	-3	-2
Lawn and Garden	166	187	-11	-8
Group sales	3,820	3,961	-4	-2
Crop Protection by region
Europe, Africa and Middle East	937	966	-3	-1
North America	994	955	+4	+5
Latin America	529	497	+7	+6
Asia Pacific	432	395	+10	+12
Total	2,892	2,813	+3	+4

Seeds by region
Europe, Africa and Middle East	294	284	+3	+6
North America	294	557	-47	-47
Latin America	82	56	+46	+45
Asia Pacific	102	73	+39	+41
Total	772	970	-20	-19

Sales by business
Crop Protection	2,892	2,813	+3	+4
Seeds	772	970	-20	-19
Elimination of Crop Protection sales to Seeds	(10)	(9)	n/a	n/a
Total integrated sales	3,654	3,774	-3	-2
Lawn and Garden	166	187	-11	-8
Group sales	3,820	3,961	-4	-2

Syngenta – July 24, 2013 / Page 34 of 45

Second quarter product line sales

	2nd Quarter
($m)	2013	2012	Actual %	CER %
Selective herbicides	974	1,010	-4	-2
Non-selective herbicides	444	363	+23	+23
Fungicides	857	831	+3	+4
Insecticides	392	410	-4	-3
Seed care	202	170	+18	+19
Other crop protection	23	29	-20	-21
Total Crop Protection	2,892	2,813	+3	+4
Corn and soybean	318	561	-43	-43
Diverse field crops	231	193	+20	+23
Vegetables	223	216	+3	+4
Total Seeds	772	970	-20	-19
Elimination of Crop Protection sales to Seeds	(10)	(9)	n/a	n/a
Lawn and Garden	166	187	-11	-8
Group sales	3,820	3,961	-4	-2

Syngenta – July 24, 2013 / Page 35 of 45

Supplementary financial information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, non-controlling interests, depreciation, amortization, restructuring and impairment.  Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance.  Management excludes restructuring and impairment from EBITDA in order to focus on results excluding items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the six months ended June 30, ($m)	2013	2012
Net income attributable to Syngenta AG shareholders	1,409	1,487
Non-controlling interests	3	-
Income tax expense	297	252
Financial expenses, net	90	84
Restructuring and impairment	83	121
Depreciation, amortization and other impairment	297	306
EBITDA	2,179	2,250

Syngenta – July 24, 2013 / Page 36 of 45

Appendix C: Segmental operating income reconciled to segmental results excluding restructuring and impairment

For the six months ended June 30, 2013 ($m)	EAME	North America	Latin America	Asia Pacific	Non-regional	Total integrated	Lawn and Garden	Total group
Operating income/(loss)	1,288	897	190	293	(930)	1,738	54	1,792
Restructuring and impairment	5	18	4	2	45	74	9	83
Operating income excluding restructuring and impairment	1,293	915	194	295	(885)	1,812	63	1,875
Operating margin (%)	40.8	34.8	16.5	27.8	n/a	22.6	17.4	22.3

For the six months ended June 30, 2012 ($m)	EAME	North America	Latin America	Asia Pacific	Non-regional	Total integrated	Lawn and Garden	Total group
Operating income/(loss)	1,192	1,084	156	295	(942)	1,785	36	1,821
Restructuring and impairment	17	8	9	7	71	112	9	121
Operating income excluding restructuring and impairment	1,209	1,092	165	302	(871)	1,897	45	1,942
Operating margin (%)	40.2	39.3	15.8	30.3	n/a	24.2	10.3	23.5

Syngenta – July 24, 2013 / Page 37 of 45

Appendix D: Free cash flow

Free cash flow comprises cash flow from operating and investing activities:

•	excluding investments in and proceeds from marketable securities, which are included in investing activities;

•	excluding cash flows from and used for foreign exchange movements and settlement of related hedges on inter-company loans, which are included in operating activities; and

•	including cash flows from acquisitions of non-controlling interests, which are included in financing activities.

Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be identical to similarly titled measures in other companies.  Free cash flow has been included as many investors consider it to be a useful supplementary measure of cash generation.

For the six months ended June 30, ($m)	2013	2012
Cash flow (used for)/from operating activities	(68)	177
Cash flow used for investing activities	(248)	(178)
Cash flow (from)/used for marketable securities	(7)	16
Cash flow used for acquisition of non-controlling interests	(37)	-
Cash flow used for/(from) foreign exchange movements and settlement of hedges of inter-company loans	1	(49)
Free cash flow	(359)	(34)

Appendix E: Period end trade working capital

The following table expresses trade working capital as a percentage of sales for the twelve-month periods ended June 30, 2013 and 2012:

($m)	2013	2012
Inventories	4,652	3,759
Trade accounts receivable	5,647	5,277
Trade accounts payable	(4,170)	(3,688)
Net trade working capital	6,129	5,348
Twelve-month sales	14,327	13,831
Trade working capital as percentage of sales (%)	43	39

In addition to period end trade working capital and due to the seasonal nature of its business, Syngenta also monitors average trade working capital as a percentage of sales.  This is determined by dividing the average month-end net trade working capital for the past twelve months by sales for the same twelve-month period.

Syngenta – July 24, 2013 / Page 38 of 45

Appendix F: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as many investors consider it to be a useful measure of financial position and risk.  The following table provides a reconciliation of movements in net debt during the period:

For the six months ended June 30, ($m)	2013	2012
Opening balance at January 1	1,706	1,135
Debt acquired with business acquisitions and other non-cash items	57	90
Foreign exchange effect on net debt	(3)	(59)
Purchase/(sale) of treasury shares	(62)	(54)
Dividends paid	921	791
Free cash flow	359	34
Closing balance at June 30	2,978	1,937
Components of closing balance:
Cash and cash equivalents	(785)	(1,664)
Marketable securities1	(4)	(19)
Current financial debt	1,994	1,260
Non-current financial debt2	1,712	2,357
Financing-related derivatives3	61	3
Closing balance at June 30	2,978	1,937

1	Long-term marketable securities are included in Financial and other non-current assets. Short-term marketable securities are included in Derivative and other financial assets.

2	Included in Financial debt and other non-current liabilities.

3
Short-term derivatives are included in Derivative and other financial assets and Current financial debt and other financial liabilities. Long-term derivatives are included in Financial and other non-current assets and Financial debt and other non-current liabilities.

The following table presents the derivation of the Debt/equity gearing ratio at June 30, 2013 and 2012:

($m)	2013	2012
Net debt	2,978	1,937
Shareholders’ equity	9,031	8,227
Debt/equity gearing ratio (%)	33	24

Syngenta – July 24, 2013 / Page 39 of 45

Appendix G: Adoption of IAS 19 “Employee Benefits” (revised June 2011)

The effect of adopting IAS 19, “Employee Benefits” (revised June 2011), as described in Note 3 to Syngenta’s interim condensed consolidated financial statements, is set out in the following tables for the years ended December 31, 2012 and 2011:

Changes to condensed consolidated income statement

For the year ended December 31, ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Sales	14,202	-	14,202
Cost of goods sold	(7,218)	(5)	(7,223)
Gross profit	6,984	(5)	6,979
Marketing and distribution	(2,418)	(5)	(2,423)
Research and development	(1,253)	(4)	(1,257)
General and administrative	(1,021)	(22)	(1,043)
Operating income	2,292	(36)	2,256
Income from associates and joint ventures	7	-	7
Financial expense, net	(147)	-	(147)
Income before taxes	2,152	(36)	2,116
Income tax expense	(277)	11	(266)
Net income	1,875	(25)	1,850
Attributable to:
Syngenta AG shareholders	1,872	(25)	1,847
Non-controlling interests	3	-	3
Net income	1,875	(25)	1,850
Earnings per share ($):
Basic	20.43	(0.27)	20.16
Diluted	20.32	(0.27)	20.05

Syngenta – July 24, 2013 / Page 40 of 45

Changes to consolidated statement of comprehensive income

For the year ended December 31, ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Net income	1,875	(25)	1,850
Components of other comprehensive income (OCI):
Items that will not be reclassified to profit or loss:
Actuarial gains	(151)	33	(118)
Income tax relating to items that will not be reclassified to profit or loss	31	(11)	20
	(120)	22	(98)
Items that may be reclassified subsequently to profit or loss	171	-	171
Total comprehensive income	1,926	(3)	1,923
Attributable to:
Syngenta AG shareholders	1,924	(3)	1,921
Non-controlling interests	2	-	2
Total comprehensive income	1,926	(3)	1,923

Changes to consolidated cash flow statement

For the year ended December 31, ($m)	2012 as reported	Adoption of IAS 19 revised	2012 after adoption
Income before taxes	2,152	(36)	2,116
Reversal of non-cash items	984	36	1,020

Cash flow from operating activities	1,359	-	1,359

Syngenta – July 24, 2013 / Page 41 of 45

Changes to condensed consolidated income statement

For the year ended December 31, ($m)	2011 as reported	Adoption of IAS 19 revised	2011 after adoption
Sales	13,268	-	13,268
Cost of goods sold	(6,786)	(4)	(6,790)
Gross profit	6,482	(4)	6,478
Marketing and distribution	(2,387)	(3)	(2,390)
Research and development	(1,191)	(3)	(1,194)
General and administrative	(853)	(32)	(885)
Operating income	2,051	(42)	2,009
Income from associates and joint ventures	15	-	15
Financial expense, net	(165)	-	(165)
Income before taxes	1,901	(42)	1,859
Income tax expense	(301)	12	(289)
Net income	1,600	(30)	1,570
Attributable to:
Syngenta AG shareholders	1,599	(30)	1,569
Non-controlling interests	1	-	1
Net income	1,600	(30)	1,570
Earnings per share ($):
Basic	17.40	(0.33)	17.07
Diluted	17.31	(0.33)	16.98

Changes to consolidated statement of comprehensive income

For the year ended December 31, ($m)	2011 as reported	Adoption of IAS 19 revised	2011 after adoption
Net income	1,600	(30)	1,570
Components of other comprehensive income (OCI):
Items that will not be reclassified to profit or loss:
Actuarial gains	(252)	82	(170)
Income tax relating to items that will not be reclassified to profit or loss	71	(20)	51
	(181)	62	(119)
Items that may be reclassified subsequently to profit or loss	(347)	-	(347)
Total comprehensive income1	1,072	32	1,104

1     All attributable to Syngenta AG shareholders.

Syngenta – July 24, 2013 / Page 42 of 45

Changes to condensed consolidated balance sheet

At December 31, ($m)	2011 as reported	Adoption of IAS 19 revised	2011 after adoption
Assets
Total assets	17,241	-	17,241
Liabilities and equity
Total current liabilities	(5,643)	-	(5,643)
Non-current liabilities:
Deferred tax liabilities	(753)	(8)	(761)
Provisions	(968)	40	(928)
Other non-current liabilities	(2,374)	-	(2,374)
Total non-current liabilities	(4,095)	32	(4,063)
Total liabilities	(9,738)	32	(9,706)
Equity:
Shareholders’ equity	(7,494)	(32)	(7,526)
Non-controlling interests	(9)	-	(9)
Total equity	(7,503)	(32)	(7,535)
Total liabilities and equity	(17,241)	-	(17,241)

Changes to consolidated cash flow statement

For the year ended December 31, ($m)	2011 as reported	Adoption of IAS 19 revised	2011 after adoption
Income before taxes	1,901	(42)	1,859
Reversal of non-cash items	801	42	843

Cash flow from operating activities	1,871	-	1,871

Syngenta – July 24, 2013 / Page 43 of 45

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
AXIAL®	cereal herbicide
BICEP II MAGNUM®	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	herbicide for flexible use on broad-leaved weeds for corn
DUAL GOLD®	season-long grass control herbicide used in a wide range of crops
DUAL MAGNUM®	grass weed killer for corn and soybeans
FUSILADE® MAX	grass weed killer for broad-leaf crops
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
ALTO®	Broad spectrum triazole fungicide
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
REVUS®	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
SEGURIS®	new fungicide with a unique mode of action that controls the main European wheat diseases
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVO®	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Seed Care
AVICTA®	breakthrough nematode control seed treatment
CELEST®/MAXIM®	broad spectrum seed treatment fungicide
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
VIBRANCE®	new proprietary broad spectrum Seed Care fungicide with novel root health properties
Field Crops
AGRISURE®	new corn trait choices
ENOGEN®	trait for improving ethanol product in corn
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables
DULCINEA®	consumer produce brand for value-added fruits and vegetables in North America
ROGERS® vegetables	leading brand throughout the Americas
S&G® vegetables	leading brand in Europe, Africa and Asia
Others
GroMore™	protocols on rice
Tegra®	certified rice seedlings and programs in Asia Pacific

Syngenta – July 24, 2013 / Page 44 of 45

Addresses for Correspondence

Swiss Depositary	Depositary for ADS	Registered Office

SIX SAG AG	Syngenta AG	Syngenta AG
Syngenta Share Register	c/o BNY Mellon	P.O. Box
P.O. Box	P.O. Box 358516	CH-4002 Basel
CH-4601 Olten	USA-Pittsburgh	Switzerland
PA 15252-8516

Tel: +41 (0)58 399 6133	Tel: +1-888 253 7068 (within USA) Tel. +1-201 680 6825 (outside USA)	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – July 24, 2013 / Page 45 of 45

Item 2

Basel, Switzerland, July 24, 2013

Syngenta launches second trading line on SIX Swiss Exchange for the repurchase of registered shares

On April 24, 2012 the Annual General Meeting of Syngenta AG authorized the Syngenta Board of Directors to repurchase registered shares under a new share repurchase program up to a maximum value of 10% of the company's share capital, for the purpose of capital reduction.

On the basis of this authorization, Syngenta is establishing a second trading line on the SIX Swiss Exchange, through which a maximum of 9,312,614 registered shares, each with a face value of CHF 0.10, can be repurchased. Syngenta has no plans at present to make full use of the maximum repurchase potential but wishes to secure flexibility for tactical share repurchase transactions.

The share repurchase can take place through the second trading line on the SIX Swiss Exchange between July 25, 2013 and July 22, 2016.

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Forward-looking statements

This document contains forward-looking statements which use terms such as "expect", "will", "could", "potential", "planned", "envisages", "estimated value", "target" etc. Such statements contain risks and imponderables which could result in a significant deviation of the actual results from the statements expressed herein. We refer you to the publicly available filings of Syngenta submitted to the American SEC (Securities and Exchange Commission) in relation to these and other risks and imponderables. Syngenta does not undertake to update the forward-looking statements in light of actual results, changed assumptions or other factors. This document represents neither an offer nor an invitation, or even a part of such an offer or such an invitation, to purchase or underwrite common shares issued by Syngenta Inc. or Syngenta ADS. Nor does it represent a request to take up such a purchase offer or public offering and it in no way forms a basis or reliable statement in connection with a contract to this effect.

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